

July 20, 2010

Mr. Denis Corin, President
TapImmune Inc.
800 Bellevue Way N.E., Suite 400
Bellevue, Washington 98004

>   **Re: TapImmune Inc.**
>   **Registration Statement on Form S-1**
>   **Filed June 16, 2010**
>   **File No. 333-167571**

Dear Corin:

We have reviewed your response dated July 12, 2010. With the exception of the following comments, the revisions set forth in your July 12 letter should be included in an amendment to the registration statement.

Potential profits on conversion

1. We note your response to comment three. Please provide us, with a view toward disclosure in the prospectus, an explanation of why the conversion at the holders' election at $0.35 per share results in a profit of 16.6% whereas a conversion at the same price upon the company's election results in a profit of 17.6%.

2. With respect to repayment of the notes by conversion at the company's election, "the conversion price will be the lesser of (a) $0.30 or (b) 85% of the average of the volume-weighted average prices of our common stock on the Over-the-Counter Bulletin Board on each of the twenty days immediately preceding the applicable conversion." Please provide us, with a view toward disclosure in the prospectus, an explanation of:
   - Why the percentage profit remains the same regardless of the market price of the market price of your stock; and
   - Why the percentage of profit differs upon conversion by the either the note holder or the company, even if the conversion occurs at the same price.

   If you have any questions, please call John L. Krug, Senior Counsel, at (202) 551-3862, Suzanne Hayes, Branch Chief, at (202) 551-3675, Dan Greenspan, Special Counsel, at (202) 551-3623, or me at (202) 551-3715.

            Sincerely,

            Jeffrey Riedler
            Assistant Director

cc: William S. Rosenstadt, Esq.
  Sanders Ortoli Vaughn-Flam Rosenstadt LLP
  501 Madison Avenue – 14th Floor
  New York, New York 10022